Exhibit 99.1

Ecopetrol's Proven Reserves Increase 5.7% to 2,084 Million Barrels Equivalent

•	The reserve replacement ratio was 146%. For each barrel produced, the company added 1.46 barrels to its reserves.
•	Ecopetrol’s reserves/production ratio increased to 8.6 years.
•	Of the outstanding total balance, 70.3% is crude and 29.7% is natural gas.

•	Since 2010, Ecopetrol has increased its reserves by 22%.

Ecopetrol (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today its proven reserves (1P, according to the international designation) of crude oil, condensate and natural gas owned by the company, including its interest in affiliates and subsidiaries, as of December 31, 2014.

Reserves were calculated based on U.S. Securities and Exchange Commission (SEC) standards and methodology, and 99% were audited by two different independent reserve engineering firms (Ryder Scott Company and DeGolyer and MacNaughton).

Proven net hydrocarbon reserves owned by Ecopetrol, including its interest in affiliates and subsidiaries, as of December 2014, were 2,084 million barrels of oil equivalent (mmboe), a 5.7% increase compared to 1,972 mmboe in 2013.

In 2014, Ecopetrol added 355 mmboe to its proven reserves, an increase over the 340 mmboe reported in 2013. Production for the year 2014 was 243 mmboe.

The reserve replacement ratio in 2014 was 146%, up from the 139% reported in 2013.. The reserves/production ratio increased to 8.6 years.

The increase in proven reserves is mainly the product of revisions at existing fields, and increased gas reserves.

94% of our proven reserves as of December 2014 (2,084 mmboe), comes from Ecopetrol S.A., while Hocol, Ecopetrol America and the participation in Equion and Savia Peru, contribute with 6%.

During the last 5 years, Ecopetrol increased its net reserves by 22% and achieved an average reserve replacement ratio of 150%.

Reserves as of December 31 of 2014:

Proven Reserves (1P)	Oil Equivalent (mmboe)
Proven Reserves as of Dec 31 of 2013	1,972
Revisions	271
Mineral Purchases	0
Increased Recovery	34
Extension and discoveries	50
Sales	0
Production	(243)
Proved Reserves as of Dec 31 of 2014	2,084

Bogotá D.C., February 23, 2015

Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Investor Relations Director (A)

Claudia Trujillo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co